Exhibit 2

UNITED STATES BANKRUPTCY COURT
EASTERN DISTRICT OF NEW YORK

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                                                  Chapter 11
In re:                                            Case No. 03-81558-478
                                                           03-81559-478
BOUNDLESS CORPORATION, ET AL.                              03-81561-478
                                                           03-81562-478
            Debtors.                                  Substantially Consolidated

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FOURTH AMENDED AND MODIFIED

CHAPTER 11 PLAN OF REORGANIZATION

      Boundless Corporation ("Boundless"), Boundless Technologies Inc. ("Technologies"), Boundless Manufacturing Services, Inc. ("Manufacturing") and Boundless Acquisition Corp. ("Acquisition"), debtors and debtors-in-possession in the above-captioned Chapter 11 cases (the "Debtors" or "Proponents"), hereby propose the following Fourth Amended Joint Chapter 11 Plan of Reorganization as modified herein pursuant to Section 1121, Chapter 11 of Title 11 of the United States Code and agree to be bound and liable hereunder:

ARTICLE I

Definitions

      For the purposes of the Disclosure Statement and the Plan, and to the extent not otherwise provided herein, the terms below shall have the respective meanings hereinafter set forth and, unless otherwise indicated, the singular shall include the plural. Any term used in the Plan which is not defined below, but which is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meanings assigned to it in the Bankruptcy Code or Bankruptcy Rules:

      1.1 "Administrative Bar Date" means the date established by the Bankruptcy Court as the last day for Claimants to file applications for payment of Administrative Claims, including Claims for Professional Fees.

      1.2 "Administrative Claim" means a Claim incurred during the Administrative Period, which may be paid in the ordinary course of business or for which an application for the payment of which shall have been duly filed in accordance with ss. 503(a) of the Bankruptcy Code on or before the Administrative Bar Date, purporting to meet one of the classifications required by any subsection of ss. 503(b) of the Bankruptcy Code, and which is entitled to treatment under ss.ss. 507(a)(1) and/or 1129(a)(9) of the Bankruptcy Code.

      1.3 "Administrative Period" means the period beginning on the Petition Date and ending on the Confirmation Date.

      1.4 "Affiliate" means any person or entity directly or indirectly controlling, controlled by, or under common control with, such person or entity.


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

      1.5 "Allowed Administrative Claim" means each Administrative Claim which satisfies the requirements of paragraph 1.5(d) hereinbelow.

      1.6 "Allowed Claim" means: (a) each Claim listed on the Debtors' schedules which is liquidated in amount and not designated as contingent or disputed and against which Claim no Objection to the allowance thereof has heretofore been or shall hereafter be interposed, or as to each such Objection, a Final Order has or shall have been entered allowing any part of such Claim; (b) each Claim, proof of which was filed on or before the Bar Date, against which Claim no Objection to the allowance thereof has heretofore been or shall hereafter be interposed, or as to each such Objection there is or shall be a Final Order entered allowing the Claim in whole or in part; (c) each Claim which is reduced in writing, consented to by the Debtors, liquidated in amount and approved by a Final Order; or (d) each Administrative Claim against the Estate for which an application for payment shall have been filed on or prior to the Administrative Bar Date and which Claim shall have been allowed in part or whole by a Final Order.

      1.7 "Allowed Priority Claim" means each Priority Claim which satisfies the requirements of paragraph l.5(a), (b), (c) or (d) hereof.

      1.8 "Allowed Secured Claim" means each Secured Claim which satisfies the requirements of paragraph 1.5(a), (b), (c) or (d) hereof.

      1.9 "Allowed Tax Claim" means each Tax Claim which satisfies the requirements of paragraph 1.5(a), (b), (c) or (d) hereof.

      1.10 "Allowed Unsecured Claim" means each Unsecured Claim which satisfies the requirements of paragraph 1.5(a), (b) or (c) hereof.

      1.11 "Ansen" means Ansen Corporation.

      1.12 "Ansen Administrative Claim" means the claim of Ansen for Ansen Inventory ordered by the Debtors and, as to which, the Debtors are indebted to Ansen.

      1.13 "Ansen Inventory" means inventory of Ansen ordered by one or more of the Debtors for use in their products.

      1.14 "Ballot" means the ballot indicating acceptance or rejection of the Plan.

      1.15 "Ballot Date" means the date established by the Bankruptcy Court for receipt of Ballots.

      1.16 "Bankruptcy Code" means title 11 of the United States Code ss. 101 et. seq. and all amendments and modifications thereto.

      1.17 "Bankruptcy Court" means the United States Bankruptcy Court for the Eastern District of New York, 290 Federal Plaza, Central Islip, New York 11722 having jurisdiction over the Debtors' Reorganization Cases, or such other Court as may hereafter exercise primary jurisdiction over the Debtors' Reorganization Cases.

      1.18 "Bankruptcy Rules" means the Federal Rules of Bankruptcy Procedure recommended by the Judicial Conference of the United States and prescribed by the Supreme Court of the United States effective August 1, 1983 in accordance with the provisions of 28 U.S.C. ss. 2075 and all amendments and modifications thereto.

      1.19 "Bar Date" means the date established by the Bankruptcy Court pursuant to Bankruptcy Rule 3003(c) as the last day for Claimants to file proofs of Claims against the Estate, except Administrative Claims and Claims for Professional Fees.

      1.20 "Boundless Common Stock" means the new series of Common Stock in Boundless to be issued and/or distributed under the Plan.

      1.21 "Boundless Technologies Common Stock" means the new series of Common Stock of Technologies to be issued and/or distributed under the Plan.


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

      1.22 "Business Day" means any day other than a Saturday, Sunday or "legal holiday" as that term is defined in Bankruptcy Rule 9006(a).

      1.23 "Cash" means Cash and Cash equivalents, including but not limited to, bank deposits, checks and other similar items.

      1.24 "Claim" means either: (a) right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (b) a right to an equitable remedy for breach of performance, if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

      1.25 "Claimant" means the holder of a Claim.

      1.26 "Comdial" means Comdial Corporation, Array Telecom Corporation, Aurora Systems, Inc., Comdial Business Communications Corporation, Comdial
Enterprise Systems, Inc., Comdial Real Estate Co., Inc., Comdial Telecommunications International, Inc., Key Voice Technologies, Inc., Comdial Acquisition Corporation, all of whom filed Chapter 11 bankruptcy petitions in the United States Bankruptcy Court for the District of Delaware and whose proceedings were consolidated for administrative purposes under case number 05-11492-MFW.

      1.27 "Conditions Precedent" means the conditions set forth in Article X hereof which must be satisfied prior to the Effective Date.

      1.28 "Confirmation" means entry of the Confirmation Order.

      1.29 "Confirmation Date" means the date upon which the Confirmation Order shall be entered.

      1.30 "Confirmation Order" means the order issued and entered by the Bankruptcy Court confirming this Plan pursuant to ss. 1129 of the Bankruptcy Code.

      1.31 "Consummation" means conclusion of distributions to holders of Allowed Claims to be made on the Effective Date.

      1.32 "Creditors' Committee" means the Official Committee of Unsecured Creditors in the Debtors' cases appointed pursuant to ss. 1102 of the Bankruptcy Code.

      1.33  "Debtors"  mean  collectively   Boundless   Corporation,   Boundless
Technologies, Inc., Boundless Manufacturing Services, Inc., and Boundless Acquisition Corp.

      1.34 "Distributable Common Stock" means shares of the Common Stock of Boundless and Technologies, to be issued and distributed under the Plan.

      1.35 "Disbursing Agent" means the entity selected by the Proponent to make distribution to holders of Allowed Claims under the Plan.

      1.36 "Disclosure Statement" means the Fourth Amended Disclosure Statement, and all exhibits annexed thereto, filed in connection with Debtors' Reorganization Cases pursuant to ss. 1125 of the Bankruptcy Code and approved by the Bankruptcy Court as containing "adequate information", as that term is defined in ss. 1125(a)(1) of the Bankruptcy Code.

      1.37 "Disputed Claim" means any Claim designated as disputed, contingent or unliquidated in the Debtors' schedules, or any Claim against which an objection to the allowance thereof, in whole or in part, has heretofore been or shall hereafter be interposed and which has not been or shall not be allowed by Final Order. Disputed Claims shall be dealt with in the manner set forth in
Article XI of the Plan.

      1.38 "Disputed Claims Reserve" means the escrow account to be established on or before the Effective Date into which the Debtors shall deposit any Cash and/or Distributable


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

Common Stock which would have otherwise been paid or distributed to holders of Disputed Claim(s) on the Effective Date if their Claims were Allowed Claims on such date.

      1.39 "Effective Date" shall mean ten (10) days subsequent to the Confirmation Order's becoming a Final Order, or on such other date as may be agreed upon by the parties-in-interest.

      1.40 "Equity Security Holder" means the holder of any Existing Stock or Preferred Stock as of the Petition Date.

      1.41 "EGC" means Entrepreneur Growth Capital LLC.

      1.42 "Existing Stock" means the issued and outstanding shares of any class of stock of any of the Debtors, and all warrants, options, or contract rights to receive such shares.

      1.43 "Estate" or "Estates" means the estates created in the Reorganization Cases pursuant to ss.541 of the Bankruptcy Code.

      1.44 "Final Decree" means the order to be entered by the Bankruptcy Court in accordance with ss. 350(a) of the Bankruptcy Code and Bankruptcy Rule 3022.

      1.45 "Final Order" means an order or judgment entered by the Bankruptcy Court, or another court of competent jurisdiction, in connection with Debtors' Reorganization Cases as to which order or judgment, no appeal or petition for certiorari, review or rehearing shall then be pending and the time to appeal or seek certiorari, review or rehearing shall have expired.

      1.46 "Free and Clear" means free and clear of any and all liens, encumbrances, interests and claims of any kind, including any claim arising from, based upon, sounding in or relating to any theory of successor liability of claim or debt assumption.

      1.47 "ICB" means Independence Community Bank.

      1.48 "JP Morgan Chase" means JPMorgan Chase Bank as collateral agent for JPMorgan Chase, Silicon Valley Bank and PNC Bank, N.A.

      1.49 "Minimum Distribution" means the amount to be paid by Technologies to the holders of claims in Class 6, which shall not be less than $500,000.

      1.50 "Modification" means the non-material, non-adverse modification of the Plan prior to the Confirmation of the Plan pursuant to Bankruptcy Rule 3019.

      1.51 "Norstan" means Norstan Financial Services, Inc.

      1.52  "Person"  means  an  individual,  corporation,   partnership,  joint
venture, trust, estate, unincorporated association, unincorporated organization, governmental entity, or political subdivision thereof, or any other entity.

      1.53 "Petition Date" means March 12, 2003, the date of the filing of voluntary petitions for relief by the Debtors under chapter 11 of the Bankruptcy Code, thereby commencing the Debtors' Reorganization Cases.

      1.54 "Plan" means this Fourth Amended Plan of Reorganization as modified as set forth herein, filed by the Debtors and any exhibits annexed thereto and any documents delivered in connection therewith, as the same may be amended or modified from time to time by any duly authorized amendment or modification.

      1.55 "Premises" means 100 Marcus Avenue, Hauppauge, New York.

      1.56 "Preferred Stock" means the 10 year Mandatorily Redeemable Preferred Stock issued by the Debtors in or about June 2002.

      1.57 "Priority Claim" means a Claim which qualifies for priority treatment under ss. 507(a) of the Bankruptcy Code.

      1.58 "Priority Tax Claim" means a Claim of any governmental unit purporting to satisfy the requirements of ss. 507(a)(8) of the Bankruptcy Code which is or may receive the treatment provided under ss.ss. 1129(a)(9) of the Bankruptcy Code.


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

      1.59 "Professional" means Ruskin Moscou Faltischek, P.C. (counsel to the Debtors), Fischbein Badillo Wagner Harding (co-counsel to Debtors), Platzer Swergold Karlin Levine Goldberg & Jaslow, LLP (Committee Counsel) and Mahoney Cohen and Company, CPA, P.C. (accountants to the Debtor and the Committee).

      1.60 "Professional Fees" means any Claim for compensation and reimbursement of expenses arising pursuant to ss.ss. 330, 331 or 503(b) of the Bankruptcy Code by any professional retained pursuant to Court Order under the provisions of ss. 327 of the Bankruptcy Code, which Professional Fees must be applied for and allowed by the Bankruptcy Court.

      1.61 "Pro Rata" means proportionally, so that the ratio of the amount of consideration to be distributed on account of an Allowed Claim is the same as the ratio of the amount of consideration to be distributed on account of each allowed Claims bears to the total of all Allowed Claims of the class or subclass in which the particular Allowed Claim is or shall be included.

      1.62 "Purchase and Sale Agreement" means that contract of sale for the Premises by and among 100 Marcus LLC, Technologies, ICB and JPMorgan Chase, dated September 17, 2003.

      1.63 "Record Date" shall mean the date the Disclosure Statement shall have been approved by the Bankruptcy Court.

      1.64 "Reorganization Cases" means the bankruptcy cases of the Debtors designated as Case Nos. 03-81558, 03-81559, 03-81561, 03-81562, commenced on the
Petition Date by the filing of voluntary petitions for relief by the Debtors under Chapter 11 of the Bankruptcy Code and ending upon the entry of Final Decrees.

      1.65 "Reorganized Debtors" means Boundless and Boundless Technologies as they shall exist subsequent to the Effective Date.

      1.66 "Secured Claim" means a Claim secured by a "lien", as that term is defined in ss. 101(37) of the Bankruptcy Code including, but not limited to a "judicial lien" as that term is defined in ss. 101(36) of the Bankruptcy Code, which lien shall encumber any property of the Estates but only to the extent of the "value" of such claimant's lien interest on the Estates' interest in such property, as determined by the Bankruptcy Court pursuant to ss. 506(a) of the Bankruptcy Code and Bankruptcy Rule 3012 or as otherwise agreed.

      1.67 "Secured Creditor" means the holder of a Secured Claim.

      1.68 "September 23, 2004 Letter Agreement" means the agreement between Smith and Security Bank pursuant to which Security Bank agreed to fund the Smith Agreement.

      1.69 "Smith" means Oscar Smith.

      1.70 "Smith Agreement" means the agreement between Oscar Smith and the Debtors dated May 12, 2005, pursuant to which Smith agreed to fund payment of the Ansen Administrative Claim in an amount not to exceed $375,000.

      1.71 "Tax Claim" means a claim of any governmental unit which is either a Priority Tax Claim or an Unsecured Claim.

      1.72 "United States Trustee" means any and all representatives and employees of the Office of the United States Trustee, the entity designated to administer the Reorganization Cases.

      1.73 "Unsecured Claim" means any Claim which does not satisfy the requirements of an Administrative, Secured, Priority or Tax Claim and which does not constitute Existing Stock.

      1.74 "Unsecured Creditor" means the holder of an Unsecured Claim.

      1.75 "Unsecured Creditors' Shares" means the shares of Boundless Common Stock to be distributed to the holders of Allowed Unsecured Claims on the Effective Date.


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

      1.76 "Valtec" means Valtec Capital, LLC.

      1.77 "Valtec Claim" means the Secured Claim of Valtec, which as of May 27, 2003, was in the approximate amount of $1,592,000 and was secured by a priority security interest upon all of the Debtors' assets pursuant to a Secured Promissory Note and Security Agreement dated February 27, 2003 and orders of the Bankruptcy Court.

      1.78 "Vision" means Vision Technologies, Inc.

      1.79 "Vision Claim" means the Claim of Vision in the approximate amount of $821,000, in addition to any amounts advanced by Oscar Smith pursuant to the Smith Agreement, Exhibit "E" to the Disclosure Statement.

      1.80 "Vision Shares" means the shares of Distributable Common Stock to be distributed to Vision on the Effective Date.

                                   ARTICLE II

          Plan Summary and Classification of Claims and Existing Stock

            2.1 Allowed Claims and Existing Stock shall be divided into the following classes, which classes shall be mutually exclusive:

            A. Class 1 (Administrative Claims). Class 1 shall consist of all Allowed Administrative Claims.

            B. Class 2 (EGC Claim). Class 2 consists of the EGC Allowed Secured Claim.

            C. Class 3 (Vision Claim). Class 3 consists of the Vision Claim.

            D. Class 4 (Priority Claims). Class 4 consists of all Allowed Priority Claims.

            E. Class 5 (Tax Claims). Class 5 consists of all Allowed Tax Claims.

            F. Class 6 (Unsecured Claims). Class 6 consists of all Allowed Unsecured Claims.

            G. Class 7A (Preferred Stock). Class 7A consists holders of Preferred Stock.

            H. Class 7B (Existing Stock). Class 7B consists of the holders of all Existing Stock other than Preferred Stock.

      2.2 An Allowed Claim is part of a particular class only to the extent that the Allowed Claim qualifies within the description of that class, and is in a different class to the extent that the remainder of the Claim qualifies within the description of a different class.

                                   ARTICLE III

      Means of Execution and Distributions Under the Modified Plan

      As set forth below and unless otherwise stated herein, all Distributions to be made to holders of Allowed Claims under this Plan, whether through the issuance of capital stock or payment of monies and unless otherwise stated, shall be distributed, made and funded by Technologies.

      Any Cash or Distributable Common Stock to be disbursed and/or distributed under the Plan shall be distributed by Technologies.


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

                                   ARTICLE IV

                                   Impairment

      Claims in classes 1, 2, 4 and 5 are not impaired by the Plan. Claims in classes 3, 6, 7A and 7B are impaired under this Plan.

ARTICLE V

      Treatment of Claims and Existing Stock Under the Plan

      5.1 Class 1 (Administrative Claims). Class 1 under the Plan consists of Allowed Administrative Claims. Other than the claims of the Professionals, claims within this class are not impaired. Allowed Administrative Claims shall consist of: (a) fees and expenses of the United States Trustee ("Trustee's
Fees");  (b) fees and  expenses  of  Professionals  ("Professional  Fees");  (c)
Ansen's Administrative Claim; (d) fees and expenses of Valtec; and (e) the Debtors' other normal operating expenses.

            Allowed Administrative Claims shall be paid by Technologies in Cash on the Effective Date, or upon such other terms as shall be agreed to by a holder of such Claim and Technologies pursuant to ss. 1129(a)(9)(A) of the Bankruptcy Code which may be modified from time to time pursuant to a written stipulation filed with the Court.

            1. Trustee's Fees are estimated to be $10,000. Any and all Trustee's fees shall be paid in cash as they become due through the entry of a Final Decree in these bankruptcy cases.

            2. Upon application for payment pursuant to ss.ss. 330, 331 and 503(a) of the Bankruptcy Code and approval by the Bankruptcy Court, any and all Professional Fees not paid on or before the Effective Date shall be paid by Technologies as follows: (i) On the Effective Date - $68,781.87 and (ii)the remainder shall be paid in full in sixty-seven (67) consecutive monthly payments commencing on the 10th day of the first calendar month subsequent to the Effective Date and continuing on the 10th day of each of the next consecutive sixty-six (66) months. Interest shall accrue on any unpaid Professional Fees from and after the Effective Date to the date of payment in full at a rate of eight (8%) percent per annum.

                  (a) Since it is anticipated that Professional Fees shall not be paid in full on the Effective Date, the Professionals shall be granted a security interest upon all of Technologies' assets, junior to the security interest thereon of EGC, or Technologies' successor secured lender, if any. When the Professionals shall have been paid in full, the security interest in their favor shall be cancelled and be of no further force and effect.

                  (b) The security interest granted to the Professionals and the interest to be paid on unpaid Professional Fees are in consideration of the agreement of the Professionals to extend the Debtors' time to pay the Professional Fees.

                  (c) In the event that Technologies shall have statutory authority to declare or pay any cash dividend of any kind on any class of stock then the Professionals shall receive twenty-five percent (25%) of any such dividends which shall be applied by the Professionals in payment of the amount of the outstanding Professional Fees in inverse order of maturity until such time as the Professional Fees shall have been paid in full.

                  (d) In the event that the Reorganized Debtors shall receive any distribution on its claim against Comdial arising out of Comdial's Chapter 11 case, such


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

distribution shall be remitted to the Professionals to the extent of any unpaid Professional Fees, in inverse order of maturity.

                  (e) Technologies shall not make loans, direct or indirect, to or allow any payable to be outstanding, from any officer, director, shareholder, partner, or employee, or any spouse, parent, lineal descendant, or affiliate of any of the foregoing, other than in the ordinary course of business or engage in any transaction with any such person except on terms not less favorable to Technologies that would exist in an arms-length transaction with an unaffiliated third party, until such time as the Professional Fees shall have been paid in full.

                  (f) Subsequent to the Effective Date, Technologies shall have the right to modify the provisions of this paragraph 5.1(2) to implement any agreement by and among the Debtor and the Professionals without further order of the Bankruptcy Court.

            3. On November 13, 2003, Ansen filed a Request for Payment of Administrative Claim pursuant to 11 U.S.C. ss. 503 in the amount of $1.3 million "Ansen Administrative Claim".

                  (a) The Ansen Administrative Claim consists of non-cancelable purchase orders for Ansen Inventory. As of the date hereof, the Debtors estimate that their total potential liability to Ansen, for the Ansen Administrative Claim is approximately $0 [_$_________].

                  (b) The Ansen Administrative Claim shall be paid in cash, in full on the Effective Date.

                  (c) Payment of the Ansen Administrative Claim shall be paid in cash by Technologies on the Effective Date.

                  (d) If there should be a shortfall, pursuant to the Smith Agreement, Smith has agreed to purchase any and all remaining Ansen Inventory on the Effective Date and sell it to Technologies pursuant to its requirements post-confirmation. Pursuant to that certain letter agreement dated September 23, 2004, Security Bank has committed to lend Smith sufficient funds to satisfy his obligation under the Smith Agreement.

            4. Pursuant to the Consent Order, Valtec has an administrative claim for $100,000 which shall be paid in cash in full on the Confirmation Date.

            5. Other operating expenses are expected to aggregate approximately $100,000 as of the Effective Date and shall be paid in Cash in the ordinary course of business.

      5.2 Class 2 (EGC Claim). Class 2 consists of the EGC Claim, which is a Secured Claim. The EGC Claim shall be satisfied in full pursuant to the terms and conditions of a post-confirmation financing agreement between Technologies and EGC.

            1. As of the close of business on April 7, 2006, the total of the Debtors' Obligations to EGC was approximately $358,000, net of cash collateral. The Debtors estimate that the amount due and owing to EGC on the Effective Date shall be $350,000 [prior to the payment of administrative expenses due to be paid on the Effective Date].

            2. The Loan and Security Agreement includes the irrevocable consent of the Proponent to the reopening of the Debtors' cases and a reservation of jurisdiction by the Bankruptcy Court to enforce any rights or remedies of EGC in the event of any default under the Loan and Security Agreement or the Plan pursuant to ss. 350 of the Bankruptcy Code. Subsequent to the Effective Date, such rights or remedies shall apply only against Technologies and its assets and shall include, but shall not be limited to, the right to enforce the remedies provided in the Replacement DIP Financing Order and the Loan and Security Agreement but only against Technologies and its assets. Prior to the Effective Date, the assets, if any, of all of the Debtors shall constitute collateral for the payment for the EGC Claim.

      5.3 Class 3 (Vision Claim). Class 3 consists of the Vision Claim, which is a Secured Claim. As of the Effective Date, the Debtors estimate that the Vision Claim will be $820,000 inclusive of accrued interest.

            1. Except as described below, all assets of the Debtors, if any, not owned by Technologies shall be transferred to Technologies and any and all liabilities of the Reorganized Debtors, including guarantees, shall be assumed by Technologies or canceled. On the Effective Date, Boundless Manufacturing Services, Inc. and Boundless Acquisition Corp. shall be dissolved. On the Effective Date, the Reorganized Debtor shall issue, or cause to be issued for Vision's benefit, and in its name, (a) shares of Technologies Common Stock sufficient to provide Vision with ownership of 100% of Technologies Common Stock issued and outstanding, or to be issued and outstanding, under the Plan and (b) 2,040,000 shares of Boundless Common Stock which will provide Vision with 51% of such shares to be issued and outstanding under the Plan (collectively as to (a) and (b) the "Vision Shares" and as to (b) only, "Visions' Distributable Common Shares"). The Vision Shares shall be issued in accordance with ss. 1145 of the Bankruptcy Code. Such issuance of the Vision Shares shall be deemed to be in full satisfaction of the Vision Claim. Visions' Distributable Common Shares will not be transferable unless and until transactions similar to those described in
Section 6.3 are consummated and until then the power to vote such shares shall vest exclusively in Joseph Gardner. This claim is impaired.

      5.4 Class 4 (Allowed Priority Claims). Class 4 consists of Allowed Priority Claims. Claimants shall receive payment of Allowed Priority Claims in full, in Cash, on the Effective Date.

            1. Claims in this Class consist of Priority Claims filed by fourteen
(14) current or former employees of the Debtors. The total amount of Allowed Priority Claims shall not exceed $2,600.00.

            2. Claims in this Class are not impaired.

      5.5 Class 5 (Priority Tax Claims). Class 5 consists of Allowed Priority Tax Claims. The Debtors believe that Allowed Priority Tax Claims aggregate approximately $36,000, consisting of New York State unemployment taxes, Gwinnett County, Georgia, property taxes, and City of New York general corporate taxes.

            1. To the extent that it shall be determined that there shall be any Allowed Priority Tax Claims, such Allowed Priority Tax Claims shall be paid in full by Technologies : (i) in cash on the Effective Date; or (b) pursuant to the provisions of ss. 1129(a)(9)(c), in monthly payments made over a period of six
(6) years from the date of assessment of each such Allowed Priority Tax Claim, plus interest thereon at the IRS prime rate of interest obtaining on the Effective Date. Any Tax Claim which is not an Allowed Priority Tax Claim on the Effective Date shall become part of the Disputed Claims Reserve. Class 5, Allowed Priority Tax Claims, is not impaired.

      5.6 Class 6 (Unsecured Claims). Class 6 consists of Allowed Unsecured Claims. The Debtors believe that Claims within this class aggregate
approximately  $14,558,158,   as  follows:  (i)  Claims  of  trade  creditors  -
$11,410,002; (ii) Claims of employees (not constituting Priority Claims) - $346,000; (iii) the unsecured claims of ICB and JPMorgan Chase - $2,271,000; and
(iv) the unsecured claim of Norstan - $567,155.64.

            5. Subject to adjustment as per ss.ss. 5.6.3 and 5.6.4 below, each holder of an Allowed Unsecured Claims shall receive from Technologies its Pro Rata share of:

                  a. Cash payments in an amount equal to 2% of Technologies' annual revenues up to and including $7 million, on each of the first, second and third anniversary dates of the Effective Date;

                  b. Cash payments in an amount equal to 4% of Technologies' annual revenues exceeding $7 million, on each of the first, second and third anniversary dates of the Effective Date; and

                  c. Technologies shall escrow all amounts due pursuant to paragraphs 5.6.1(a) and 1(b) hereof on a monthly basis, and forward monthly sales reports and confirmation of the escrow amounts to Committee Counsel.

            6. Except as set forth below, each of the annual payments to be distributed to holders of Allowed Unsecured Claims shall be not less than: (a) $150,000 during each of the first two 12 month periods following the Effective Date, and, (b) $200,000 during the third 12 month period following the Effective Date.

            7. Except as set forth in ss. 5.6.4, below, the total amount to be distributed by Technologies to holders of Allowed Unsecured Claims shall be not less than $500,000.

            8. On the Effective Date, each holder of Allowed Unsecured Claims shall also receive its Pro Rata share of one million nine hundred sixty thousand shares of Boundless Common Stock, which shares shall be issued in accordance with ss. 1145 of the Bankruptcy Code. The amount of cash payable to holders of Allowed Unsecured Claims under Section 5.6.1 through and including Section 5.6.3 above, shall be subject to reduction pro rata, in an amount equal to 75% of the average aggregate closing prices of the Unsecured Creditors Shares traded on the electronic bulletin board during the twenty trading day period beginning 60 calendar days after the shares are listed on any of the following: (i) the Nasdaq Electronic Bulletin Board, (ii) Nasdaq'a Small Cap or National Market or
(iii) any exchange (collectively, a "Trading Market"). For this purpose, if such shares do not trade on a particular trading day, the closing price for that day that shall be used in determining the average closing price of such shares shall be the closing price for the shares on the last day it did trade. No holder of an Allowed Unsecured Claim shall be required to return any cash distributions to Technologies as a result of the adjustments provided herein notwithstanding the value of the Unsecured Creditors Shares. Unsecured Creditors holding Unsecured Creditors Shares will be notified promptly after any such shares are listed on a Trading Market and of any adjustments hereunder.

            9. If Technologies shall merge with another entity, or shall be acquired by another entity prior to the payments of all amounts due and owing pursuant to this Section 5.6, the remaining entity must assume the Technologies obligations contained herein. For the purposes of subparagraphs 1(a) and 1(b), annual revenues shall include only those revenues generated from sales of Technologies' product line existing on the Effective Date.

            10. Subsequent to the Effective Date, Technologies shall have the right to modify the provisions of this paragraph 5.6 to effectuate any agreement with the Committee without further order of the Bankruptcy Court.

      5.7 Class 7(A) (Existing Preferred Stock). Class 7(A) consists of holders of Mandatorily Redeemable Preferred Stock on the Record Date. Holders of Preferred Stock on the Record Date shall have his, her or its stock cancelled, and shall receive nothing on account thereof from the Reorganized Debtors.

            1. Pursuant to ss. 1126 of the Bankruptcy Code, a class is deemed not to have accepted a plan, if such plan provides that claims or interest of such class do not receive or retain any property under the plan. As the Preferred Stock Holders shall not receive any distribution pursuant to the Plan, they shall be deemed to have rejected the Plan, and the Debtors shall not solicit votes from claimants in Classes 7A.

      5.8 Class 7 (B) (Existing Stock). Class 7(B) consists of holders of Existing Stock on the Record Date. Holders of Existing Stock on the Record Date shall have his, her or its stock cancelled and shall receive nothing on account therefore from the Debtors.

            1. Pursuant to ss. 1126 of the Bankruptcy Code, a class is deemed not to have accepted a plan, if such plan provides that claims or interest of such class do not entitle the holders of such claims or interests to receive or retain any property under the plan. As the Equity Security Holders shall not receive any distribution under the Plan, they shall be deemed to have rejected the Plan, and the Debtors shall not solicit votes from claimants in Class 7(B).

                                   ARTICLE VI

Stock Provisions

      The Plan provides the following with respect to all stock at issue under the Plan.

      6.1 Debtors' Stock. Boundless is a publicly held company whose shares are traded on the pink sheets under the symbol BDLSQ.PK. As soon as practicable after the Effective Date, the Debtors shall take all steps necessary to arrange for the cancellation of each class of their Existing Stock (including Existing Preferred Stock) as set forth herein.

      6.2 Distributable Common Stock. On the Effective Date, Boundless shall be authorized to issue one hundred (100,000,000) million shares of common stock of which four million shares shall be issued to the claimants as set forth herein. On the Effective Date, Technologies shall be authorized to issue three hundred and fifty (350) shares of its common stock of which 350 shares are anticipated to be outstanding. The Debtors shall execute any and all documents necessary to effectuate this provision of the Plan. Under ss. 1145(a) of the Bankruptcy Code, the issuance and delivery of the Distributable Common Stock under the Plan shall be exempt from the registration requirements of ss. 5 of the Securities Act of 1933. All shares of the Distributable Common Stock being distributed under the Plan shall be voting stock.

      6.3 Subsequent Transactions. Subsequent to the Effective Date, Boundless shall acquire an interest in an operating company which desires to become a public company. The name of the operating company is Jilin Haitian Industrial Company, Ltd. ("Haitian"), which was organized in China. In effecting this subsequent transaction under the Plan, Boundless will issue shares of its common stock to acquire its interests in Haitian. As a result these stock issuances, the Boundless Common Stock will represent approximately 10% of the outstanding common stock of Boundless after the acquisition is consummated and the owners of Haitian will own approximately 90% of the outstanding common stock of Boundless after the transaction. The consummation of this transaction will be undertaken in compliance with the Securities Laws of the United States and all other jurisdictions, if any, which require such compliance. In this regard, Boundless will fill a Form 8-K with the Securities and Exchange Commission ("SEC") with respect to this transaction. In this regard, Haitian's independent auditors are auditing the results of its operations for 2005. The financial statements resulting from this audit will be included in the Form 8-K. Boundless is filing with the SEC, an application to extend the time for it to file its annual report on Form 10-K. Boundless expects to file its Form 10-K with the SEC in the second week of April 2006. After the required filings with the SEC and any other regulatory agency requiring a filing shall be made, Boundless shall apply to have its common shares listed for trading on the NASDAQ electronic bulletin board. In the event this transaction with Haitian is not consummated, Boundless will be dissolved. Information regarding Haitian is contained in Exhibit A attached hereto.

                                   ARTICLE VII
                     Satisfaction, Injunction and Discharge

      As set forth herein, all distributions to holders of Allowed Claims pursuant to the Plan shall constitute full satisfaction of the Allowed Claims against the Reorganized Debtors, including principal and interest to the Petition Date.

      Except with respect to rights existing subsequent to the Effective Date, or as otherwise provided herein, Persons who or which have held, presently hold or may hold Claims against the Reorganized Debtors or any class of Existing Stock of the Debtors with respect to such Claims or Class of Existing Stock shall be permanently enjoined on and after the Effective Date: (a) from commencing or continuing in any manner, directly or indirectly, any action or other proceeding of any kind against any of the Reorganized Debtors or the property of any of the Reorganized Debtors; (b) from the enforcement, attachment, collection or recovery by any manner or means, directly or indirectly, of any judgment, award, decree or order against any of the Reorganized Debtors or the property of any of the Reorganized Debtors; (c) from creating, perfecting or enforcing, directly or indirectly, any encumbrance of any kind against any of the Debtors, or against the property of any of the Reorganized Debtors; (d) from asserting, directly or indirectly, any set-off, right of subrogation, or recoupment of any kind against any obligation due any of the Reorganized Debtors, or against the property of any of the Reorganized Debtors; and (e) from any act, in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan. Nothing contained in this Plan shall: (x) prohibit the holder of a timely filed Claim to which the Debtors shall have timely filed an objection from litigating its right to seek to have such Claim declared an Allowed Claim; or (y) enjoin or prohibit the enforcement by any Claimant of any of the rights under the Plan or surviving the Effective Date of the Plan.

      No consideration, other than as described herein, shall be payable or distributable by the Debtors to any holder of Claims or any Class of Existing Stock. If the Reorganized Debtors shall duly satisfy their obligations to claimants holding claims, except for the liens of EGC and the Professionals, all other liens, claims and encumbrances against the Reorganized Debtors' assets shall be deemed canceled, satisfied and extinguished as of and subsequent to the Effective Date. Subsequent to the satisfaction in full of the Debtors' obligations to each Secured Creditor holding a lien, claim or encumbrance on any of the Debtors' assets, such creditor fails or refuses to deliver the required documents to satisfy such lien, claim or encumbrance within fifteen (15) Business Days subsequent to: (x) the Effective Date; or (y) as to the Secured Creditors, the dates on which the obligations due each of them from the Debtors shall have been satisfied in full, then each of the Reorganized Debtors shall be deemed to have been appointed as the attorney in fact for any such recalcitrant Claimant for the purpose of preparation, execution and recording of any such document canceling such Claimant's security interest on any of the Reorganized Debtors' assets.

      Except for the distributions provided in the Plan or as otherwise provided herein, Confirmation of the Plan shall be deemed to discharge the Debtors from any Claim that arose prior to the Confirmation Date, and any Claim of a kind specified in ss. 502(g),
(h) or (i) of the Bankruptcy Code, whether or not:

            1. a proof of a Claim shall have been filed or deemed to have been filed under ss. 501 and 1111(a) of the Bankruptcy Code;

            2. such Claim shall have been allowed under ss. 502 of the Bankruptcy Code; or

            3. The holder of such Claim shall have accepted the Plan.

            4. Except with respect to the issuance and delivery of the Boundless Common Stock as provided under the Plan as of and from and after the Effective Date, all obligations of the Reorganized Debtors under the Plan shall be the sole obligations of Technologies, and Boundless and its assets shall be Free and Clear of all obligations under the Plan or otherwise and the only remedy that any holder of an Allowed Claim shall have against Boundless is to require it to issue the Boundless Common Stock provided for under the Plan.

      Notwithstanding anything contained herein to the contrary, pursuant to 1141(d)(3) of the Bankruptcy Code, Acquisition and Manufacturing shall not be discharged pursuant to this Plan.

                                  ARTICLE VIII
                               Executory Contracts

      All executory contracts or unexpired leases not previously assumed or rejected by the Debtors shall be deemed to have been rejected on the Effective Date. As of the Effective Date, all leases and executory contracts entered into or assumed by any of the Debtors shall constitute the exclusive contracts or leases of Technologies, and Boundless shall have no obligations thereunder and accordingly shall be Free and Clear of any obligation with respect thereto. Any Claimant alleging to have a Claim based on rejection of an executory contract or unexpired lease of non-residential real property must duly file a claim: (i) within thirty (30) days subsequent to the Effective Date; or (ii) such other date as shall be set by the Bankruptcy Court. Any such Claim which shall not have been filed within either of the aforementioned time periods will be forever barred from asserting any claim against any of the Reorganized Debtors and their respective estates.

                                   ARTICLE IX

Officers and Directors

      The following individuals presently constitute all of the officers of Boundless and subsequent to the Confirmation Date are projected to remain as the officers of Technologies and serve in the capacities and at the salaries set forth in this paragraph:

                                                                       Post Confirmation
    Officer            Position                     Annual Salary      Annual Salary
    -------            --------                     -------------      -------------
                       Vice President
    John D. Ryan       Chief Operating Officer      $135,000           $135,000

                       Vice President and
    Joseph Gardner     Chief Financial Officer      $135,000           $135,000

      Technologies believes that its reorganization and future success will be enhanced by continuing such officers in the capacities and at the compensation levels set forth herein. Both

John Ryan and Joseph Gardner have extensive experience in Technologies' business and is intimately familiar with both the operations of Technologies , the markets in which Technologies operates and will operate and the customers and vendors which are and will be integral and necessary for Technologies' reorganization and successful operations.

      The  following   individuals  presently  constitute  Boundless'  Board  of
Directors:

                 Director                      Annual Director's Fees
                 --------                      ----------------------

                 Richard Bowman                $0.00
                 Frank Stephens                $0.00

      Subsequent to Confirmation, the following individuals shall constitute Technologies' Board of Directors:

                        Name
                        ----

                        Joseph Gardner
                        John D. Ryan
                        Howard Kleinberg
                        Thomas Wells
                        John Tiszka

      Vision   shall   have  the   right  to   appoint   all   members   of  the
post-confirmation board of directors of Technologies.

      On the Effective Date, Boundless will have one director and one executive officer who will be Joseph Gardner. Mr. Gardner will serve in these capacities without compensation or liability.

                                    ARTICLE X
                          Conditions To Effective Date

      10.1 The following shall constitute the conditions precedent to the Effective Date of the Plan:

            A. Entry of the Confirmation Order; and

            B. The Confirmation Orders becoming a Final Order.

            Upon fulfillment of the Conditions Precedent to the Effective Date, all assets and property of the Reorganized Debtors shall vest in Technologies. Between the Confirmation Date and the Effective Date, the Debtors shall maintain and exercise ownership and control of their properties.

                                   ARTICLE XI
                   Provisions for Treatment of Disputed Claims

      Each of the Debtors, the Committee and/or Vision shall have the right to object to the allowance of Claims. Objections to Claims not heretofore filed shall be filed with the Bankruptcy Court and served upon the holder of such a Disputed Claim not later than sixty (60) days subsequent to the Confirmation Date.

      The amount of Cash or Distributable Common Stock that would otherwise be distributed to holders of any Disputed Claims if such Claims were Allowed Claims on the Effective Date shall be deposited by Boundless into the Disputed Claim Reserve on the Effective Date. Upon entry of a Final Order resolving any Disputed Claim, the allowed portion of such Claim shall receive distribution from the Disputed Claims Reserve in accordance with the provisions of the Plan.

                                   ARTICLE XII

Plan Subject to Higher and Better Offers

      Through and including the date of the entry of the Confirmation Order and its becoming a Final Order or such other date that may be set by the Bankruptcy Court, the Debtors and the Committee may consider any and all proposals which may be more beneficial to the Debtors and/or their creditors, including but not limited to: (i) obtaining replacement or additional financing of the Debtors;
(ii) acquisition of any or all of the Debtors; (iii) acquisition of all or substantially all of the assets of the Debtors; and (iv) any other proposed plan of reorganization.

ARTICLE XIII

Appeals

      The following shall not prevent or delay Consummation of the Plan: (i) a timely filed appeal by any party from any order or judgment entered by the Bankruptcy Court, or any other court of competent jurisdiction, with respect to Confirmation, unless a stay of implementation shall have been obtained in a timely manner; (ii) any motion made under the Plan; or (iii) resolution of any Disputed Claim.

ARTICLE XIV

Retention of Jurisdiction

      14.1 From and after the Confirmation Date and through and including the date that the Final Decree closing the Reorganized Debtors' cases shall have been entered, the Bankruptcy Court shall retain such jurisdiction as is legally permissible over the Reorganization Cases for the following purposes:

            A. to hear and determine any and all objections to the allowance of any Disputed Claim;

            B. to hear and determine any applications for compensation and reimbursement of Administrative Claims, including claims for Professional Fees;

            C. to hear and determine any and all pending applications for the rejection of executory contracts and unexpired leases and to fix the date on which Claims must be filed;

            D. to enforce the provisions of the Plan;

            E. to correct any defect, cure any omission, or reconcile any inconsistency in the Plan or in the Confirmation Order as may be necessary to facilitate the intendments of the Plan;

            F. to further amend or modify the Plan;

            G. to determine such other matters as may be provided for in the Confirmation Order or as may be authorized under the provisions of the Bankruptcy Code and/or the Bankruptcy Rules; and

            H.  to  hear  and  determine  any  controversies   relating  to  the
Settlement Stipulation and the Amended Vision Agreement.

ARTICLE XV

                     Post-Confirmation Creditors' Committee

            15.1 The Creditors' Committee shall continue with all rights, powers and authority through the consummation of the Plan.

            15.2 Procedures and Rules. Notwithstanding any other procedures, by-laws or other governing rules that may have been enacted by the Committee prior to the Confirmation Date, after the Confirmation Date, the Committee shall function under the following rules post-Confirmation:

            i. Any member of the Committee may act by proxy.

            ii. The Committee shall prescribe in its own rules of procedures, subject, however, to the following requirements:

            (1) All action by the Committee shall be upon the affirmative vote of a majority of the members of the Committee voting, either personally or by proxy;

            (2) Presence of a majority of the members by conference call, shall constitute a quorum;

            (3) Authorization for or approval of any action may be evidenced by the written consent of a majority by the Committee;

            (4) Meetings of the Committee shall be conducted by conference call.

            (5) Upon complete consummation of all of the payments under the Plan, the Committee shall dissolve;

            (6) In the event of the death or resignation of any member of the Committee, the remaining members of the Committee shall have the right to designate a successor from among the holders of Allowed Unsecured Claims; and

            (7) If a Committee member assigns its Claim or releases the Debtor from payment of the balance of its Claim, such act shall constitute a resignation from the Committee. Until a vacancy on the Committee shall have been filled, the Committee shall function in its reduced number. In the event of the death or resignation of the chairperson of the Committee, his or her successor shall be elected by the remaining members of the Committee.

            15.3 Retention of Counsel. The Committee may retain counsel and other Professionals, if necessary. If the Committee retains counsel subsequent to the Effective Date, Technologies agrees to pay the reasonable and necessary fees and expenses of Committee counsel in an amount not to exceed $10,000 per year for each year that Technologies shall make payments to holders of Allowed Claims of General Unsecured Creditors.

            Any and all fees and expenses that are not paid by Technologies shall be paid from the amounts payable to the General Unsecured Creditors but no Person entitled to such fees and expenses shall be entitled to or have any claim against the Distributable Common Stock.

            15.4 Limited Liability. Neither the Committee nor any of its members or attorneys shall be liable for the act, default or misconduct of any other members of the Committee nor shall any of its members or attorneys incur or be under any liability or obligation by reason of any act done or omitted to be done except for willful or gross misconduct. If the Committee determines not to consult with counsel, such determination shall not be deemed to impose any liability on the Committee or its members and/or its designees.

ARTICLE XVI

Miscellaneous

      16.1 Headings. Headings are utilized in this Plan for the convenience of reference only and shall not constitute a part of this Plan for any other purpose.

      16.2 Amendments. This Plan may be further amended or modified as provided in ss. 1127 of the Bankruptcy Code or Bankruptcy Rule 3019.

      16.3 Governing Law. Except to the extent that the Bankruptcy Code or the Bankruptcy Rules shall be applicable, all rights and obligations arising under the Plan shall be governed by and construed and enforced in accordance with the laws of the State of New York.

      16.4 Severability. Should any provision in the Plan be determined to be unenforceable, such determination shall in no way limit or affect the enforceability and operative effect of any or all other provisions of this Plan.

      16.5 Revocation. In the event any part of the Plan shall be determined to be unenforceable, the Proponent reserves the right to amend, modify, revoke or withdraw the Plan. The Proponent also reserves the right to amend, modify, revoke or withdraw the Plan at any time prior to Confirmation.

      16.6 Effect of Withdrawal or Revocation. If the Proponent amends, modify, revokes or withdraws this Plan, or if the Conditions to the Effective Date shall not occur, then this Plan shall be deemed null and void and in such event nothing contained herein shall be deemed to constitute a waiver or release of any Claim by or against any of the Debtors or any other Person or prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors.

      16.7 Unclaimed Distributions. Distributions that are returned to the Disbursing Agent or the Reorganized Debtors and that are unclaimed within 60 days of their issuance shall be cancelled and redistributed pro rata to the holders of Allowed Class who or which shall have retained all other distribution under the Plan.

      16.8 Creditors' Committee. The Creditors' Committee shall remain in existence until substantial Consummation of the Plan.

      16.9 Fractional Interests. Whenever any distribution or payment of a fraction of a share of Distributable Common Stock or of a cent would otherwise be required, there shall be no distribution or payment of a fractional share or cent.

      16.10 Blank Ballots. Any Ballot which shall be executed by the holder of an Allowed Claim but which does not indicate an acceptance or rejection of the Plan shall be deemed to constitute an acceptance of the Plan. Any Ballot not filed in accordance with the filing instructions on the Ballot pertaining to this Plan shall not be counted for voting purposes.

Dated: Hauppauge, New York
       June 9, 2006

                             Boundless Corporation


                             By:  /S/ Joseph Gardner
                                  ----------------------------------------------
                                  Joseph Gardner,  Chief Financial Officer


                             Boundless Technologies, Inc.


                             By:  /S/ Joseph Gardner
                                  ----------------------------------------------
                                  Joseph Gardner, Chief Financial Officer


                             Boundless Manufacturing Services, Inc.


                             By:  /S/ Joseph Gardner
                                  ----------------------------------------------
                                  Joseph Gardner, Chief Financial Officer


                             Boundless Acquisition Corp.


                             By:  /S/ Joseph Gardner
                                  ----------------------------------------------
                                  Joseph Gardner, Chief Financial Officer


                             Counsel to the Debtors
                             Boundless Corporation, Boundless Technologies, Inc.

                             Boundless Manufacturing Services, Inc.
                             Boundless Acquisition Corp.


                             By:  /S/ Michael S. Amato
                                  ----------------------------------------------
                                  Michael S. Amato
                                  Ruskin Moscou Faltischek, P.C.
                                  East Tower, 15th Floor
                                  1425 EAB Plaza
                                  Uniondale, NY 11556-1425


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